Mail Stop 6010
Via Facsimile and U.S. Mail

November 21, 2006

Mr. Henri de Castries
Chief Executive Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
      Form 20-F for the fiscal year ended December 31, 2005
      Filed on June 29, 2006
      File No. 001-14410

Dear Mr. Castries:

      We have reviewed your October 31, 2006 response to our September 25, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company

Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55, and Loss Reserve Development: AXA Re, page 57

1. Refer to your response to comment two. We continue to believe that the reserves for structured settlements and the construction reserves should be included in the table notwithstanding the fact that they are established based on different methodologies from other P&C. If the different bases used to compute these reserves distort the data in the

table, please provide an explanation in a note to the table and disclose the effects on the amounts in the table.

2. Refer to comment three. AXA's acquisitions since 1995 should be included in the ten year development table. Your presentation, however, is different than other property and casualty insurance companies' presentation of acquisitions or dispositions in the ten year development table. Please provide us a revised table that reflects any acquisition or disposition in the year it occurred and show the redundancy or deficiency in the period of acquisition or disposition and any subsequent periods, that is do not retroactively adjust the table for changes in reserves prior to the year of acquisition or disposition.

Item 5: Operating and Financial Review and Prospects

Liabilities arising from insurance and investment contracts

Property and Casualty Claims Reserves, page 80

3. Refer to your response to comment eight. You state in your response that reserve estimations are performed locally and you state that assumptions are set according to the local environment. You also state that a discussion of the local assumptions from the Group's perspective is not possible. The disclosures you propose to include in future filings appear to be structured by line of business and/or by tail. In addition to the proposed disclosures included in your response letter, please provide us a discussion in disclosure-type format of the remaining subparts c(3), d., e., f., and g of our original comment eight either by line of business, by tail or in another format that will allow an investor the desired insights into the judgments and uncertainties surrounding this estimate would be informative.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. We have read your response to comment 12 and we are still evaluating your response at the present time. We may have further comments.

Note 1: Accounting Policies

1.11 Liabilities Arising from Insurance and Investment Contracts, page F-22

5. We refer to your response to comment 13, as well as, the disclosures in footnote 15.9.2. The disclosures in footnote 15.9.2 provide only a quantification of the most important assumption, the discount rate, but does not go on and tell the reader the impact of the change in the discount rate on the loss reserves from period to period. The disclosure also not does provide any sensitivity analysis of reasonably possible changes in the assumption. This information should be provided by the company and not left to the

reader to assess for themselves as noted in your response. Please provide us a revised disclosure that addresses these points. In addition since approximately 94% of the property and casualty loss reserves are not affected by discount rates, and changes therein, please also revise your discussion to address paragraphs 37(c), 37(d) and 39(a) of IFRS 4 as it relates to property and casualty loss reserves.

Note 32.2 Reconciliation of net income and shareholders' equity from IFRS to US GAAP

Note 32.2.1 Net income reconciliation, page F-222

6. We have read your response to comment 18 and it is unclear why the valuation allowance under US GAAP of Euro 1,004 million is in excess of the entire deferred tax asset established under IFRS of Euro 413 million for AXA Life Japan. Please confirm if this is correct, and if so, why this is the case.

*   *   *   *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant